SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Morgans Hotel Group Co.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
617748W108
(CUSIP Number)
Philip Garthe
HG Vora Capital Management, LLC
870 Seventh Avenue, Second Floor
New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Thomas C. Janson
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
(212) 530-5921

May 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	617748W108

(1)	NAME OF REPORTING PERSON: HG Vora Special Opportunities Master Fund, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS:

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

(7)	SOLE VOTING POWER:

NUMBER OF	899,999

SHARES	(8)	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	899,999

EACH	(9)	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	899,999

WITH:	(10)	SHARED DISPOSITIVE POWER:

899,999

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

899,999

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.99%

(14)	TYPE OF REPORTING PERSON:

OO (Cayman Islands exempted company)

CUSIP No.:	617748W108

(1)	NAME OF REPORTING PERSON: HG Vora Special Opportunities Fund LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS:

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

(7)	SOLE VOTING POWER:

NUMBER OF	2,100,001

SHARES	(8)	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	2,100,001

EACH	(9)	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	2,100,001

WITH:	(10)	SHARED DISPOSITIVE POWER:

2,100,001

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,100,001

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.98%

(14)	TYPE OF REPORTING PERSON:

PN

CUSIP No.:	617748W108

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS:

AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

(7)	SOLE VOTING POWER:

NUMBER OF	3,000,000

SHARES	(8)	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	3,000,000

EACH	(9)	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	3,000,000

WITH:	(10)	SHARED DISPOSITIVE POWER:

3,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.97%

(14)	TYPE OF REPORTING PERSON:

PN

4

CUSIP No.:	617748W108

(1)	NAME OF REPORTING PERSON: Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS:

AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

(7)	SOLE VOTING POWER:

NUMBER OF	3,000,000

SHARES	(8)	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	3,000,000

EACH	(9)	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	3,000,000

WITH:	(10)	SHARED DISPOSITIVE POWER:

3,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.97%

(14)	TYPE OF REPORTING PERSON:

IN

Item 1. Security and Issuer.
          This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 475 Tenth Avenue, New York, New York 10018.
Item 2. Identity and Background.
          This Schedule 13D is being filed by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Offshore Fund”), with respect to the shares of Common Stock directly owned by it; (ii) HG Vora Special Opportunities Fund LP, a Delaware limited partnership (the “Domestic Fund” and, together with the Offshore Fund, the “Funds”), with respect to shares of Common Stock directly owned by it; (iii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Offshore Fund and the Domestic Fund, with respect to the shares of Common Stock directly owned by the Offshore Fund and by the Domestic Fund; and (iv) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager with respect to the shares of Common Stock directly owned by the Offshore Fund and by the Domestic Fund. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.
          All voting and dispositive decisions for the Offshore Fund and the Domestic Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Funds. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
          The Funds have acquired beneficial ownership of an aggregate of 3,000,000 shares of Common Stock for $16,258,890 using either working capital from the Funds or the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Funds with a broker on customary terms and conditions. These amounts are on a net basis (exclusive of commissions) and take into account the cost of all shares purchased and the disposition proceeds from all shares sold from initial purchase up to the date of this filing.
Item 4. Purpose of Transaction.
          The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.
          In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.
          The Reporting Persons reserve the right to acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.
1.	Offshore Fund — 899,999 shares of Common Stock, which represents 2.99% of the Issuer’s outstanding Common Stock.

2.	Domestic Fund — 2,100,001 shares of Common Stock, which represents 6.98% of the Issuer’s outstanding Common Stock.

3.	Manager — 3,000,000 shares of Common Stock, which represents 9.97% of the Issuer’s outstanding Common Stock.

4.	Parag Vora — 3,000,000 shares of Common Stock, which represents 9.97% of the Issuer’s outstanding Common Stock.
All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 30,077,504 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2010.

(c). In the 60 days prior to this filing, the following describes the Reporting Persons’ purchase and sale activity in shares of Common Stock in the open market:
HG Vora Special Opportunities Master Fund, LTD
Trailing 60-Day MHGC Trading History

		Avg. Price of
	Shares	Shares
	Purchased	Purchased or
Trade Date	/(Sold)	Sold
7-Apr-10	(4,740)	$7.3476
8-Apr-10	4,740	$7.1000
12-Apr-10	(15,390)	$7.4768
14-Apr-10	5,400	$7.4973
15-Apr-10	8,940	$7.4796
16-Apr-10	1,050	$7.4000
22-Apr-10	(118,890)	$7.9774
23-Apr-10	(30,000)	$8.4076
29-Apr-10	(19,500)	$8.9119
4-May-10	14,400	$8.4539
5-May-10	17,490	$7.9613
6-May-10	(24,300)	$7.5652
7-May-10	5,220	$6.6823
7-May-10	(150)	$7.2385
10-May-10	(8,160)	$7.4831
11-May-10	14,280	$6.9936
12-May-10	4,440	$7.0239
13-May-10	11,280	$7.0211
14-May-10	41,160	$6.6858
17-May-10	32,100	$6.5116
18-May-10	62,902	$6.4225
19-May-10	10,800	$5.9537
20-May-10	44,047	$5.9099
21-May-10	24,000	$6.0858
24-May-10	34,020	$6.5004
25-May-10	39,150	$6.4607
26-May-10	92,010	$6.9050
27-May-10	164,850	$7.2125
28-May-10	23,880	$7.5071
1-Jun-10	16,080	$7.4513

HG Vora Special Opportunities Fund LP
Trailing 60-Day MHGC Trading History

		Avg. Price of
	Shares	Shares
	Purchased	Purchased or
Trade Date	/(Sold)	Sold
7-Apr-10	(11,060)	$7.3476
8-Apr-10	11,060	$7.1000
12-Apr-10	(35,910)	$7.4768
14-Apr-10	12,600	$7.4973
15-Apr-10	20,860	$7.4796
16-Apr-10	2,450	$7.4000
22-Apr-10	(277,410)	$7.9774
23-Apr-10	(70,000)	$8.4076
29-Apr-10	(45,500)	$8.9119
4-May-10	33,600	$8.4539
5-May-10	40,810	$7.9613
6-May-10	(56,700)	$7.5652
7-May-10	12,180	$6.6823
7-May-10	(350)	$7.2385
10-May-10	(19,040)	$7.4831
11-May-10	33,320	$6.9936
12-May-10	10,360	$7.0239
13-May-10	26,320	$7.0211
14-May-10	96,040	$6.6858
17-May-10	74,900	$6.5116
18-May-10	146,773	$6.4225
19-May-10	25,200	$5.9537
20-May-10	102,778	$5.9099
21-May-10	56,000	$6.0858
24-May-10	79,380	$6.5004
25-May-10	91,350	$6.4607
26-May-10	214,690	$6.9050
27-May-10	384,650	$7.2125
28-May-10	55,720	$7.5071
1-Jun-10	37,520	$7.4513
(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
          (1) Joint Filing Agreement

SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 1, 2010

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Parag Vora
	Name:	Parag Vora
Title:

HG VORA SPECIAL OPPORTUNITIES FUND LP
By:	/s/ Parag Vora
	Name:	Parag Vora
Title:

HG VORA CAPITAL MANAGEMENT, LLC
By:	/s/ Parag Vora
	Name:	Parag Vora
Title:

/s/ Parag Vora
Parag Vora